                                                                       EXHIBIT 3








                           GLOBAL-TECH APPLIANCES INC.

          Quarterly Report for the Three Months ended December 31, 2000








--------------------------------------------------------------------------------

Except for historical information, certain statements contained herein are forward-looking statements that are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Words such as "expects," "anticipates," "intends," "plans," "believes," "seeks," "estimates," or variations of such words and similar expressions are intended to identify such forward looking statements. These forward looking statements are subject to risks and uncertainties, including but not limited to, the impact of competitive products and pricing, product demand and market acceptance, new product development, reliance on key strategic alliances, availability and cost of raw materials, currency fluctuations, uncertainties associated with investments, the regulatory environment, fluctuations in operating results and other risks detailed from time to time in the Company's filings with the Securities and Exchange Commission including its most recent Report on Form 20-F.
--------------------------------------------------------------------------------

                  GLOBAL-TECH APPLIANCES INC. AND SUBSIDIARIES
                           CONSOLIDATED BALANCE SHEETS
            (Amounts expressed in thousands of United States dollars)


                                                                                  December 31,        March 31,
                                                                                  ------------      -----------
                                                                                      2000              2000
                                                                                  ------------      -----------
                                                                                   (unaudited)        (audited)
                                                                                          (in thousands)
                                    ASSETS
Current assets:
     Cash and cash equivalents................................................      $ 40,644         $ 53,647
     Investment in US treasury bills and marketable securities................        13,282           20,278
     Accounts receivable, net.................................................        12,020            7,167
     Deposits prepayments & other assets......................................         9,002            3,364
     Inventories, net.........................................................        22,104           18,160
                                                                                  ------------      -----------
         Total current assets.................................................        97,052          102,616

Property, plant and equipment.................................................        33,396           29,305
Construction-in-progress......................................................         5,438            7,320
Patents.......................................................................            14               14
Loan to a director............................................................           384              461
                                                                                  ------------      -----------
         Total assets.........................................................      $136,284        $ 139,716
                                                                                  ============      ===========

                     LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
     Current portion of long-term bank loans..................................       $ 1,604          $ 1,063
     Accounts payable.........................................................        12,853            8,736
     Advance payments from customers..........................................            94               71
     Accrued expenses.........................................................         3,223            3,029
     Income tax provision.....................................................         2,993            2,505
                                                                                  ------------      -----------
         Total current liabilities............................................        20,767           15,404
Long-term bank loans..........................................................           689            1,407
                                                                                  ------------      -----------
         Total liabilities....................................................        21,456           16,811
                                                                                  ============      ===========

Shareholders' equity:
     Preferred stock, par value $0.01;  1,000,000 shares  authorized,  no
       shares issued.....................................................                  -                -
     Common stock, par value $0.01; 50,000,000 shares authorized; 12,830,000 shares issued; 12,137,353 shares outstanding as of
       December 31, 2000;  12,126,101 shares  outstanding as of March 31,                128              128
       2000..............................................................
     Additional paid-in capital...............................................        81,662           81,662
     Retained earnings........................................................        38,245           46,237
     Accumulated other comprehensive deficit..................................         (570)            (364)
     Less: Treasury stock, at cost, 692,647 shares, as of December 31, 2000;
         703,899 shares as of March 31, 2000..................................       (4,637)          (4,758)
                                                                                  ------------      -----------
         Total shareholders' equity...........................................       114,828          122,905
                                                                                  ------------      -----------
         Total liabilities and shareholders' equity...........................      $136,284         $139,716
                                                                                  ============      ===========


                  GLOBAL-TECH APPLIANCES INC. AND SUBSIDIARIES
                        CONSOLIDATED STATEMENTS OF INCOME
            (Amounts expressed in thousands of United States dollars)


                                                  Three Months Ended       Nine Months Ended
                                                      December 31,            December 31,
                                               ------------------------- ---------------------
                                                    2000        1999        2000        1999
                                               ------------------------- ---------------------
                                               (unaudited)  (unaudited) (unaudited) (unaudited)
                                                    (in thousands, except per share data)
Net sales ...................................   $ 29,755    $ 25,879    $ 84,881    $ 72,837

Cost of goods sold ..........................    (23,370)    (19,627)    (66,322)    (55,321)
                                               -----------  ----------   ---------  ----------

Gross profit ................................      6,385       6,252      18,559      17,516

Selling, general and administrative expenses      (4,475)     (4,416)    (12,292)    (12,037)

Unusual item ................................         --          --          --        (500)
                                               -----------  ----------   ---------  ----------

Operating income ............................      1,910       1,836       6,267       4,979

Other income, net ...........................      1,045         957       2,781       2,585
                                               -----------  ----------   ---------  ----------

Income before income taxes ..................      2,955       2,793       9,048       7,564

Provision for income taxes ..................       (169)        (41)       (490)       (229)
                                               -----------  ----------   ---------  ----------

Net income ..................................   $  2,786    $  2,752    $  8,558    $  7,335
                                               ===========  ==========   =========  ==========

Net income per share ........................   $   0.23    $   0.23    $   0.71    $   0.61
                                               ===========  ==========   =========  ==========

Weighted average number of shares outstanding     12,136      12,121      12,134      12,104
                                               ===========  ==========   =========  ==========

                  GLOBAL-TECH APPLIANCES INC. AND SUBSIDIARIES
                      CONSOLIDATED STATEMENT OF CASH FLOWS
                  (Amounts expressed in United States dollars)

                                                                                                  Nine Months Ended
                                                                                                     December 31,
                                                                                          -----------------------------------
                                                                                                2000               1999
                                                                                          -----------------------------------
                                                                                            (unaudited)        (unaudited)
                                                                                                    (in thousands)
Cash flows from operating activities:
     Net income                                                                           $         8,558     $        7,335
     Adjustments to reconcile net income to net cash provided by operating activities:
        Depreciation and amortization                                                               3,192              2,691
        (Increase) decrease in accounts receivable, net                                            (4,853)             2,274
        Increase in deposits, prepayments and other assets                                         (5,638)              (424)
        Increase in inventories                                                                    (3,944)              (616)
        Increase (decrease) in accounts payable                                                     4,118               (602)
        Increase (decrease) in advance payments from customers                                         23                (27)
        Increase in accrued expenses                                                                  194                527
        Increase in income tax provision                                                              488                228
        Decrease (decrease) in loan to directors                                                       77               (460)

                                                                                          -----------------   ---------------
             Net cash provided by operating activities                                              2,215             10,926
                                                                                          -----------------   ---------------

Cash flows from investing activities:

        Decrease (increase) in investments in marketable securities                               (35,175)           (32,172)
        Proceed from disposal of investments in marketable securities                              41,965                  -
        Purchases of property, plant and equipment                                                 (5,401)            (2,887)

                                                                                          -----------------   ---------------
             Net cash provided by (used in)  investing activities                                   1,389            (35,059)
                                                                                          -----------------   ---------------

Cash flows from financing activities:

        Addition of a new loan                                                                        646                  -
        Issuance of treasury stock                                                                     66                169
        Repayment of short-term bank borrowings                                                        (1)            (1,123)
        Repayment of long-term bank loans                                                            (823)                 -
        Dividend paid                                                                             (16,495)              (654)

                                                                                          -----------------   ---------------
             Net cash (used in) provided by financing activities                                  (16,607)            (1,608)
                                                                                          -----------------   ---------------

Net decrease in cash and cash equivalents                                                         (13,003)           (25,741)

Cash and cash equivalents at beginning of year                                                     53,647             56,514

                                                                                          -----------------   ---------------
Cash and cash equivalents at end of year                                                  $                   $
                                                                                                   40,644             30,773
                                                                                          =================   ===============


                  GLOBAL-TECH APPLIANCES INC. AND SUBSIDIARIES

           NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS -- UNAUDITED

      (Amounts expressed in United States dollars unless otherwise stated)



Note 1  --  GENERAL

The accompanying unaudited consolidated financial statements of Global-Tech Appliances Inc. ("Global-Tech") have been prepared as of December 31, 2000 and for the nine-month period then ended. The interim financial statements should be read in conjunction with the annual financial statements as of March 31, 2000. These statements reflect all adjustments which are, in the opinion of management, necessary to fairly present Global-Tech's financial position as of December 31, 2000 and its results of operations and cash flows for the nine months ended December 31, 2000. The results of operations for the nine months ended December 31, 2000 should not be considered indicative of the results expected for the year ending March 31, 2001.

Global-Tech Appliances Inc. ("Global-Tech"), formerly known as Wing Shing International Limited, is incorporated in the British Virgin Islands and is a holding company. Global-Tech and its subsidiaries are collectively referred to as the "Company." The Company is a designer and manufacturer of a wide range of small household appliances. The Company's manufacturing operations are located in Dongguan and Shenzhen, the People's Republic of China ("China"). The Company's products are sold to customers primarily in the United States and Europe.

On April 14, 1998, Global-Tech issued 4,200,000 shares of common stock, par value $0.01 per share, in connection with the initial public offering of its common stock (the "IPO"). On May 7, 1998, the Company issued an additional 630,000 shares of common stock, par value $0.01 per share, to the underwriters of the IPO pursuant to their exercise in full of the over-allotment option granted by the Company.

As of December 31, 2000, Global-Tech had repurchased an aggregate of 692,647 shares of common stock, par value $0.01 per share, held as treasury stock, in connection with stock repurchase plans authorized by its Board of Directors.

As of December 31, 2000, Global-Tech had issued an aggregate of 47,253 shares of common stock, par value $0.01 per share, in connection with stock grants under an employee stock purchase plan authorized by its Board of Directors.

Note 2  --  SUBSIDIARIES

Details of Global-Tech's principal subsidiaries as of December 31, 2000 were as follows:


                                                                                                  Percentage of
                                                                                                  Equity Interest
         Name of Subsidiary                                           Place of Incorporation      Held
         ---------------------------------------------------------    -------------------------   ------------------
         Pentalpha Enterprises Limited                                Hong Kong                   100.0%

         Pentalpha Hong Kong Limited                                  Hong Kong                   100.0%

         Kwong Lee Shun Trading Company Limited                       Hong Kong                   100.0%

         Dongguan Wing Shing Electrical Products                      China                       100.0%
             Factory Company Limited

         Wing Shing Products (BVI) Company Limited                    British Virgin Islands      100.0%

         Wing Shing Overseas Limited                                  British Virgin Islands      100.0%

         Global-Tech USA, Inc.                                        United States of America    100.0%


Note 3  --  SIGNIFICANT ACCOUNTING POLICIES

The significant accounting policies followed in the preparation of these statements are identical to those applied in preparing the latest annual financial statements.

                           GLOBAL-TECH APPLIANCES INC.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS

                     FOR THE QUARTER ENDED DECEMBER 31, 2000

General

         Global-Tech Appliances Inc. (the "Company") is a designer and manufacturer of a wide range of small household appliances. The Company's products, all of which are manufactured in China, are sold under brand names such as Black & Decker(R), DeLonghi(R), Dirt Devil(R), Hamilton Beach(R), Krups(R), Morphy Richards(R), Moulinex(R), Mr. Coffee(R), Proctor-Silex(R), Remington(R), Sunbeam(R), Vidal Sassoon(R), and West Bend(R). The Company manufactures over 160 different models, primarily in six product categories: (i) kitchen appliances such as coffeemakers, breadmakers and deep fryers; (ii) personal, beauty and health care products such as hair dryers and hair setters;
(iii) garment care products such as steam irons; (iv) travel products and accessories such as travel irons; (v) floor care products such as upright vacuum cleaners and hand-held steam vacuum cleaners; and (vi) environmental care products such as humidifiers and air cleaners.

         The Company was founded in 1963 and, for most of its history, operated as a contract manufacturer of products developed by its customers. In recent years, however, the Company has emphasized original design manufacturing. As an original design manufacturer, the Company designs and develops proprietary new products which it manufactures for its customers. The Company made this shift by forming a product design and development team consisting of engineers who focus on the development of new products. Net sales of the Company's ODM products represented 77.5% and 63.8% of the Company's net sales during the three months ended December 31, 1999 and December 31, 2000, respectively, and 77.2% and 65.5% of the Company's net sales during the nine months ended December 31, 1999 and December 31, 2000, respectively, with the remaining sales generated by its contract manufacturing activities. Sales of ODM products have decreased as a percentage of net sales. This trend is expected to continue in the near term because of an anticipated increase in sales of new floor care products which are primarily contract manufactured products. The Company believes this upgrade in its product lines from commodity-type small household appliances to product lines that justify its technology and processing capabilities will result in an overall increase in net sales. The Company plans to continue to explore ways of expanding its business by diversifying into new product categories with higher profit margins.

         The Company is a holding company and has no business operations other than ownership of its subsidiaries. The wholly owned subsidiaries of the Company are Wing Shing Products (BVI) Company Limited and Wing Shing Overseas Limited, each a British Virgin Islands corporation; Pentalpha Enterprises Limited, Pentalpha Hong Kong Limited and Kwong Lee Shun Trading Company Limited, each a Hong Kong corporation; Dongguan Wing Shing Electrical Products Factory Limited, a corporation formed under the laws of the People's Republic of China; and Global-Tech USA, Inc., a Delaware corporation.

         Since most of the Company's purchases and sales are denominated in U.S. dollars, the Company's financial statements are presented in U.S. dollars, the functional currency of the Company. The Company's financial statements are prepared in accordance with U.S. generally accepted accounting principles. References to an interim period refer to the first nine months of the Company's fiscal year ended on December 31; for example, 2001 interim period refers to the nine month period ended December 31, 2000. References to a quarterly period refer to the Company's fiscal quarter ended on December 31; for example, 2001 quarterly period refers to the fiscal quarter ended December 31, 2000.

Results of Operations

     The following table sets forth certain statement of income data as a percentage of net sales for the periods indicated:

                                                       Three Months Ended               Nine Months Ended
                                                          December 31,                      December 31,
                                                --------------------------------   ---------------------------------
                                                     2000              1999             2000             1999
                                                ---------------- ---------------   --------------   ----------------
Net sales......................................       100.0%           100.0%           100.0%           100.0%
Cost of goods sold.............................        78.5             75.8             78.1             76.0
                                                ---------------- ---------------   --------------   ----------------
Gross profit...................................        21.5             24.2             21.9             24.0
Selling, general and administrative expenses...        15.0             17.1             14.5             16.5
Unusual item...................................         --               --             --                 0.7
                                                ---------------- ---------------   --------------   ----------------
Operating income...............................         6.5              7.1              7.4              6.8
Other income (expense), net....................         3.5              3.7              3.3              3.5
                                                ---------------- ---------------   --------------   ----------------
Income before income taxes.....................        10.0             10.8             10.7             10.3
Provision for income taxes ....................         0.6              0.2              0.6              0.3
                                                ---------------- ---------------   --------------   ----------------
Net income.....................................         9.4%            10.6%            10.1%            10.0%
                                                ================ ===============   ==============   ================



Nine Months ended December 31, 2000 Compared with Nine Months ended December 31, 1999

         Net sales. The Company's net sales consist of its gross invoiced sales less discounts and returns. Net sales for the 2001 interim period were $84.9 million as compared to $72.8 million in the 2000 interim period. The increase in net sales for the interim period reflects in large part the Company's successful efforts in introducing its floor care products to the market. The Company anticipates that the increase in net sales attributable to new sales of floor care products will continue in the short term. The Company considers manufacturing floor care products to be its first step in its strategy to diversify and transform a portion of its manufacturing from relatively simple, commodity-type personal care and other appliances to more advanced, higher-value products and into new product categories. The Company plans to continue and expand the diversification program with the introduction of other new products later in fiscal 2002. The Company anticipates utilizing its recently expanded factory facilities for manufacturing new floor care products and other new products. The Company believes that sales in these product categories will, because of their potentially higher profit margins, help sustain and support further growth and offset anticipated weakness in personal care and commodity-type product sales.

         Net sales consist primarily of sales in the Company's six major product categories: kitchen appliances; personal, beauty and health care products; garment care products; travel products and accessories; floor care products; and environmental care products. Sales in each such product category for the 2001 interim period as compared to the 2000 interim period were as follows: sales of kitchen appliances decreased to $46.9 million, or 55.4% of net sales, from $48.2 million, or 66.3% of net sales; sales of personal, beauty and health care products decreased to $3.2 million, or 3.8% of net sales, from $6.6 million, or 9.1% of net sales; sales of garment care products increased to $11.5 million, or 13.6% of net sales, as compared to $11.0 million, or 15.1% of net sales; sales of travel products decreased to $2.8 million, or 3.3% of net sales, from $4.0 million, or 5.5% of net sales; sales of floor care products increased to $19.2 million, or 22.6% of net sales, from $1.5 million, or 2.1% of net sales; and sales of environmental care products decreased to $100,000, or 0.1% of net sales, from $220,000, or 0.3% of net sales.

         Gross profit. Gross profit consists of net sales less cost of goods sold, which includes the costs of raw materials, production materials, labor, transportation, depreciation and factory overhead. Gross profit in the 2001 interim period was $18.6 million, or 21.9% of net sales, as compared to $17.5 million, or 24.0% of net sales, in the 2000 interim period. Gross profit as a percentage of net sales decreased in the

2001 interim period due to a decline in the gross margins of certain existing products resulting from lower prices extended by the Company to its customers due to price pressures and an increase in certain manufacturing expenses such as plastic resin, fuel, transportation and depreciation charges. The Company intends to gradually transform some of its manufacturing by replacing older, commodity-type products with new products of higher value to reduce the negative impact on gross margins caused by the increase in manufacturing expenses. The Company also plans to implement solutions that could reduce fuel and energy costs by installing a power line to utilize the local power supply as an alternate energy source to reduce and stabilize such costs.

         The Company's sales, being denominated in U.S. dollars, is affecting its European customers as the Euro continues to decline against the U.S. dollar. The Company is working closely with its European customers to monitor the value of the Euro and plans to take appropriate measures that may alleviate the pressure of their demand for lower product prices. If the Euro continues to decline in value against the U.S. dollar, the Company's gross profit margin may be adversely affected if the Company's European customers demand lower product prices and the Company is unable to pass higher manufacturing costs onto these customers. The Company plans to reduce this negative impact by introducing and offering new products with higher gross profit margins to those customers when such products become available.

         Selling, general and administrative expenses. The primary components of the Company's selling, general and administrative expenses ("SG&A") include expenses related to advertising and promotion, product design and development, transportation of finished goods, salaries for the Company's marketing and administrative personnel, professional fees and utilities. SG&A in the 2001 interim period increased to $12.3 million, or 14.5% of net sales, from $12.0 million, or 16.5% of net sales, in the 2000 interim period. The increase in SG&A was due to increased legal and professional fees, increased costs associated with transportation of finished goods and increased management and traveling expenses. The increase in SG&A was partially offset by lower commission expenses related to fewer shipments of products to customers and a decrease in certain administrative expenses, such as salaries and wages and other office expenses. SG&A as a percentage of net sales decreased for the 2000 interim period due to the Company's spreading its costs over increased net sales in the period.

         The primary components of the Company's design and development expenses ("development expenses") include sample design fees, patent fees, testing charges, inspection fees and salaries for the Company's engineers and designers. Development expenses in the 2001 interim period were $1.48 million compared to $1.42 million in the 2000 interim period. The increase in development expenses was primarily due to increased salaries for engineers and designers.

         Unusual item. The Company incurred approximately $500,000 in legal and professional fees in the 2000 interim period in connection with certain acquisition-related activities. Although the Company has ceased negotiations with respect to those particular transactions, it continues to explore the acquisition of other complementary businesses. There can be no assurance that any of these acquisitions will be consummated.

         Other income (expense), net. Interest expense consists of interest on the Company's short- and long-term bank credit facilities. Interest expense was $184,000 in the 2001 interim period as compared to $179,000 in the 2000 interim period. The higher interest expense was due to increased financing costs for machinery. Other income (expense), net includes tooling income, interest income and non-recurring income. Other income (expense), net was $2.8 million in the 2001 interim period as compared to $2.6 million in the 2000 interim period. The increase in other income (expense), net was primarily attributable to an increase in interest income in the 2001 interim period as the Company invested the remaining cash on hand from the net proceeds received from its initial public offering.

         Income tax. The Company had taxable income in Hong Kong in the 2001 and 2000 interim periods. The financial statements include provisions for Hong Kong profits tax of approximately $490,000 and $229,000 in the 2001 and 2000 interim periods, respectively. The Company does not believe that its current method of operations would subject it to material U.S. taxes because it should not be considered to have significant income effectively connected with a trade or business in the U.S. No income tax was payable by the Company in China during this period because the Company's subsidiary in China had accumulated tax losses during these periods.

         Net income. Net income for the 2001 interim period was $8.6 million, or $0.71 per share, as compared to $7.3 million, or $0.61 per share, for the 2000 interim period. The increase in net income can be attributed to the $12.0 million increase in net sales over the 2001 interim period due primarily to new sales of floor care products which offset an increase in certain manufacturing expenses and SG&A.

Three Months ended December 31, 2000 Compared with Three Months ended December 31, 1999

         Net sales. Net sales for the 2001 quarterly period increased approximately 15.0% to $29.8 million from $25.9 million in the 2000 quarterly period. The increase in net sales attributable to new sales of floor care products is expected to continue in the short term. In the 2001 quarterly period, the Company achieved significant sales increases to a few major customers resulting primarily from sales of upright vacuum cleaners and coffeemakers.

         Sales in each product category for the 2001 quarterly period as compared to the 2000 quarterly period were as follows: sales of kitchen appliances decreased to $16.4 million, or 55.3% of net sales, from $18.2 million, or 70.6% of net sales; sales of personal, beauty and health care products decreased to $670,000, or 2.2% of net sales, from $1.7 million, or 6.5% of net sales; sales of garment care products decreased to $3.8 million, or 12.8% of net sales, as compared to $4.0 million, or 15.6% of net sales; sales of travel products decreased to $500,000, or 1.7% of net sales, as compared to $1.2 million, or 4.7% of the net sales; sales of floor care products increased to $7.8 million, or 26.4% of net sales, from $300,000, or 1.2% of net sales; and sales of environmental care products increased to $35,000, or 0.1% of net sales, from $0.

         Recently, two of the Company's customers filed for reorganization. Since net sales to one of those customers were minimal during the 2001 interim period while net sales to the other customer has dropped considerably in the last two years to less than 7% of total net sales during the 2001 interim period with no open receivables outstanding at the time of the reorganization filing, the Company expects no material impact to its ongoing business due to its continued efforts to diversify its customer base and increase its net sales of new products and product categories such as floor care products.

         Gross profit. Gross profit in the 2001 quarterly period was $6.4 million, or 21.5% of net sales, as compared to $6.3 million, or 24.2% of net sales, in the 2000 quarterly period. Gross margins in the 2001 quarterly period increased primarily due to higher net sales. Gross profit as a percentage of net sales decreased in the 2001 quarterly period due to a decline in the gross margins of certain existing products resulting from lower prices extended by the Company to its customers due to price pressures and a simultaneous increase in certain manufacturing expenses, particularly in fuel costs. As indicated previously, a portion of this request for lower prices stems from the Company's European customers who are being adversely affected by the fluctuation in value of the Euro against the U.S. dollar.

         Selling, general and administrative expenses. SG&A in the 2001 quarterly period was $4.5 million, or 15.0% of net sales, as compared to $4.4 million, or 17.1% of net sales, in the 2000 quarterly period. SG&A as a percentage of net sales decreased for the 2001 quarterly period due to the Company's higher net sales without a significant corresponding increase in fixed expenses as a result of a reduction in personnel and administrative expenses.

         Development expenses in the 2001 quarterly period were $494,000 as compared to $526,000 in the 2000 quarterly period. The decrease in development expenses was due to decreased sample design fees and product safety testing charges which were partially offset by increased salaries for engineers.

         Other income (expense), net. Interest expense was $53,000 in the 2001 quarterly period as compared to $38,000 in the 2000 quarterly period. The increase in interest expense was attributed to the financing cost of plastic injection machinery. Other income (expense), net was $1.0 million in the 2001 quarterly period as compared to $957,000 in the 2000 quarterly period. The increase in other income (expense), net was primarily attributable to the collection of tooling income from certain customers. Tooling income is primarily a chargeback to customers of mold development and manufacturing expenses for contract manufactured products and does not provide a reliable source of income for the Company.

         Income tax. The Company had taxable income in Hong Kong in the 2001 and 2000 quarterly periods. The financial statements include provisions for Hong Kong profits tax of approximately $169,000 and $41,000 in the 2001 and 2000 quarterly periods, respectively. The Company does not believe that its current method of operations would subject it to material U.S. taxes because it should not be considered to have significant income effectively connected with a trade or business in the U.S. No income tax was payable by the Company in China during this period because the Company's subsidiary in China had accumulated tax losses during these periods.

         Net income. Net income was $2.8 million for the 2001 and 2000 quarterly periods. Net income for the 2001 and 2000 quarterly periods was approximately the same due to increases in certain manufacturing expenses despite an increase in net sales of floor care products.

Liquidity and Capital Resources

         The Company's primary sources of financing have been cash from operating activities and borrowings under credit agreements with various banks. Net cash provided by operating activities during the 2001 interim period was approximately $2.2 million as compared to approximately $10.9 million during the 2000 interim period. This decrease was primarily due to a substantial increase in accounts receivable, prepayments and deposits and inventory.

         On April 7, 1998, the Securities and Exchange Commission declared effective the Company's Registration Statement on Form F-1, File No. 333-8462, for the registration of 4,830,000 ordinary shares of the Company, par value $0.01 per share, including the underwriter's overallotment option, in the Company's initial public offering. The net proceeds of the offering (including exercise of the overallotment option), after deducting expenses, were approximately $81.0 million.

         At December 31, 2000, accounts receivable were $12.0 million as compared to $5.8 million at December 31, 1999. Receivables at December 31, 2000 represented 38.9 days of sales as compared to 21.5 days of sales at December 31, 1999 which were attributable to longer payment periods extended to certain customers. The higher accounts receivable at December 31, 2000 was attributable to the significant amount of sales that occurred in December 2000.

         At December 31, 2000, inventories were $22.1 million, compared to $20.7 million at December 31, 1999. The Company's inventories consist primarily of raw materials needed for future production. The increase in inventories was primarily attributable to the increased stock of raw material for production of new products.

         On October 27, 1998, the Company made a loan to a start-up U.S. corporation wholly owned by the spouse of a director of the Company for start-up costs and working capital purposes. The loan is in the original principal amount of $1.0 million, bearing interest at a fixed annual rate of 7.0%, and is payable in quarterly installments of approximately $81,000 commencing October 28, 2003, with any remaining balance due in full on October 28, 2008. As of December 31, 2000, accrued interest on the loan was approximately $166,346. As this company is in a development stage, there can be no assurance that the loan will be repaid on a timely basis, if at all.

         On October 21, 1999, the Company made a loan to a director for the purchase of a residence. The loan is in the original principal amount of $460,000, bearing interest at a fixed annual rate of 6.02%, and is secured by a mortgage on the property. The loan is payable in six years with annual installments of approximately $77,000 of principal together with interest on the unpaid principal balance, commencing October 21, 2000; however, such payments will be forgiven in arrears on each payment due date in consideration for the officer's continued employment by the Company.

         On May 30, 2000, the Company declared a one-time special dividend of $1.35 per share payable to stockholders of record as of June 5, 2000. Payment of the dividend totaling approximately $16,383,739 was made on June 16, 2000.

         On August 2, 2000, the Company announced that it made an investment in Lite Array, Inc. ("Lite Array"). Lite Array is a California-based company that has been engaged in the research and development of thin film electroluminescent
(TFEL) and organic light emitting diode (OLED or OEL) flat-panel, solid-state displays. In connection with the investment, the Company also entered into an agreement with Lite Array to establish a manufacturing plant to produce OLED displays at its Dongguan, China facility and to collaborate in developing and designing end-use applications and products utilizing these displays for the Company to manufacture and distribute.

         The Company's aggregate capital expenditures during the 2001 and 2000 interim periods were approximately $5.4 million and $2.9 million, respectively. The Company anticipates increasing expenditures for the acquisition of plant and machinery during the remainder of the current fiscal year. The Company's outstanding capital commitments of approximately $1.9 million as of December 31, 2000 included commitments for the expansion of the Dongguan facility and the purchase of machinery and equipment. The Company has nearly completed the expansion of the physical space of the facility to 1,850,000 square feet. The Company does not, however, expect to complete the entire infrastructure or purchase all the equipment initially anticipated until its order flow warrants the additional capacity. The Company expects to incur an aggregate of approximately $400,000 in capital expenses for expansion of the Dongguan facility in fiscal 2001, of which approximately $100,000 was committed as of December 31, 2000. For the purchase of machinery and equipment, the Company anticipates spending approximately $1.5 million in fiscal 2001, of which approximately $1.0 million was committed during the 2001 interim period.

         The Company finances its operations and capital expenditures primarily by cash flows from operations, proceeds from the Company's initial public offering and borrowings. As of December 31, 2000, the Company had bank credit facilities with an aggregate credit line of approximately $37.0 million, of which it had outstanding $689,000 in long-term debt (excluding the current portion) and $1.6 million in short-term debt (including the current portion of long-term debt). The aggregate monthly payment on all such indebtedness was approximately $333 as of December 31, 2000.

         The Company's revolving credit facilities with Standard Chartered Bank and HongkongBank have an aggregate facilities limit of approximately $37.0 million as of December 31, 2000, bearing interest at floating commercial bank lending rates in Hong Kong, which ranged from 9.5% to 10.50% per annum as of December 31, 2000. The amounts payable each month on the revolving credit facilities varies depending upon the amounts drawn at the time and were $0 in December 2000. The Company's outstanding borrowings vary according to its seasonal working capital requirements. As of December 31, 2000, the amount utilized for overdrafts, bank loans, guarantees and letters of credit under its bank facilities was $4.9 million as compared to $6.3 million as of December 31, 1999.

         As of December 31, 2000, the Company's long term-debt consisted of six term loans with an aggregate outstanding amount of $2.3 million (including the current portion of long-term debt), of which approximately $2.3 million was provided by Standard Chartered Bank under the revolving credit facility and $11,000 was provided by other financial institutions to finance the purchase of machinery, equipment and motor vehicles. These loans bear interest at rates per annum currently ranging from 7.5% to 10.25% and mature on various dates through the year 2003. All of such loans are payable in monthly installments which were approximately $92,000 as of December 31, 2000.

         The Company anticipates that the net proceeds received from its initial public offering, together with cash generated from operating activities, should be adequate to satisfy its capital requirements for at least 18 to 24 months. Over the past several months, the Company has considered potential acquisitions of complementary businesses. Although the Company has not reached an agreement for any such acquisitions other than for its investment in Lite Array, it plans to continue to pursue selected acquisitions of complimentary businesses. In the event the Company should consummate such an acquisition, its capital requirements could increase.

         Given the current environment of declining interest rates in the United States and the Company's substantial liquid assets, interest income is likely to decrease in the near term.

         Inflation. During 1999 and the first nine months of 2000, the rate of inflation in Hong Kong has ranged from approximately -6.1% to 9.0% per year (approximately -3.7% during 2000) and the average rate of inflation in China has ranged from approximately -3.2% to 17.0% per year (approximately -1.3% during 1999). As a general matter, the effect of this inflation on the Company is primarily limited to labor costs, which represent a small component of the Company's total expenses. As the Company purchases most of its raw materials outside China, inflation in China does not have a significant effect on its overall costs.

         Currency and Exchange Rates. The functional currency of the Company is the U.S. dollar. Nearly all of the Company's sales are denominated in U.S. dollars. The majority of the Company's expenses, including wages and other production and administrative costs are denominated in Hong Kong dollars and Chinese Renminbi. Certain raw materials and other expenses are purchased using a variety of currencies including the U.S. dollar, Chinese Renminbi, Japanese yen and German mark. The majority of raw materials are purchased using Hong Kong dollars. The Hong Kong dollar is pegged to the U.S. dollar. The Company has not been significantly affected by exchange rate fluctuations and therefore has not needed to hedge its positions.

Year 2000

         The year 2000 problem is the result of computer software and hardware being written in two-digit (rather than four-digit) formats to define the applicable year, which could cause miscalculations or system failures due to the recognition of a year defined as "00" as 1900 rather than 2000. The Company has identified the year 2000 ("Y2K") problem as one of its principal information technology objectives and has organized a committee to address any related issues. The committee has been evaluating and resolving the potential impact of Y2K on its information technology and business processes.

         As of December 31, 2000, the Company has spent approximately $100,000 to address the Y2K problem. The Company's compliance programs and progress updates regarding Y2K compliance were disclosed in the Fiscal 2000 Annual Report. The modification and upgrading of the Company's equipment and software were completed as planned. As of the date hereof, the operations of the Company have not been affected by the Y2K problem and all of the Company's computer systems functioned properly without disruption. Though contingency plans are in place to deal with dates considered to be a risk for possible failures in systems, there can be no assurance that the Company's systems are free of unanticipated errors related to the Y2K problem or that the systems of the Company's suppliers, subcontractors, vendors, shippers and customers will be fully Y2K compliant.